

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

Richard T. Beard
President and Chief Executive Officer
People's Utah Bancorp
1 East Main Street
American Fork, UT 84003

      Re: People's Utah Bancorp
                Draft Registration Statement on Form S-1
                Submitted March 11. 2015
                CIK No. 0001636286

Dear Mr. Beard:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Business Strategy

Continue to grow through Strategic Mergers …, page 4

2. Please revise to disclose whether there are any current plans, arrangements, and/or understandings to make any specific acquisitions. If so, please provide details.

3. Clarify that there are no assurances that any of these aspects of your growth plans will occur or be successful.

Use of Proceeds, page 31

4. Please revise to indicate whether any funds will be used to add capital to the subsidiary banks. In addition, if any funds will be used for branch openings or acquisitions in the next twelve months, so describe.

Dilution, page 34

5. If the exercise of the vested derivatives would result in a material change to the percentages in either table presented, add a footnote disclosing the impact on each table.

Business

Hire Additional Motivated…, page 70

6. Noting the incentive compensation paid for production, revise to describe the controls that limit the possibility of riskier behaviors that may result.

Lending Activities

Commercial and Industrial Loans, page 74

7. Expand the discussion on leasing and the plans for private label leasing to provide more detail about the leases and the underwriting and to disclose the particular risks involved.

Certain Relationships And Related Party Transactions

Loans to Officers, Directors and Affiliates, page 112

8. Please revise to clarify whether the loans are made on terms no more favorable than those offered to *persons not related to the Banks*, rather than to the "general public."

Principal and Selling Shareholders, page 115

9. Please revise footnote (1) to the Table and indicate the table does not include any shares purchased in the Directed Share Program or revise the shares held after the offering in the Table above.

<u>Underwriting</u>

<u>Directed Share Program, page 131</u>

10. Please advise us of specifically who is administering the directed share program.

      You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

                              Sincerely,

                              /s/ Michael Clampitt

                              Michael Clampitt
                              Attorney-Advisor